Mail Stop 3561

October 31, 2008

BY U.S. MAIL and FACSIMILE

Mr. Balwinder Samra
 President and Chief Executive Officer
BALQON CORPORATION
1701 E. Edinger, Unit E-3
Santa Ana, California 92705

>   **Re: Balqon Corporation (f/k/a BMR Solutions, Inc.)**
>   **Item 4.01 Form 8-K**
>   **Filed October 30, 2008**
>   **File No. 0-52337**

Dear Mr. Samra:

        We have reviewed the above referenced filing for compliance with the requirements solely with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   We have reviewed your filing solely as it pertains to the Item 4.01 Form 8-K disclosures.
        Please amend the Item 4.01 disclosures in their entirety to disclose whether or not there
        were any disagreements or reportable events with Mendoza Berger & Company, LLP
        ("Mendoza") for the period from their engagement on July 3, 2008, through the date of
        their dismissal on October 24, 2008. In addition, please disclose whether or not Mendoza
        reported on any of your financial statements for the two years ended December 31, 2007
        or subsequent interim periods, and the type of report rendered. An updated Exhibit 16.1
        letter from Mendoza should be filed to the amendment indicating whether or not they
        agree with your revised disclosures. We refer you to Item 304(a)(1)(ii) and (iv) of
        Regulation S-K. The amendment should be filed as soon as possible.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

       You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

                                      Sincerely,

                                        Beverly A. Singleton
                                        Staff Accountant